FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated August 9, 2010, announcing the Company's operating results for the second quarter and six months ended June 30, 2010.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2010

August 9, 2010 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP; SHIP.W) announced today its operating results for the second quarter and six months ended June 30, 2010.

Second Quarter 2010 Financial Highlights:

Net Revenues of $22.6 million

Adjusted EBITDA of $11.7 million

Operating Income of $4.0 million

Six Months 2010 Financial Highlights:

Net Revenues of $40.8 million

Adjusted EBITDA of $23.6 million

Operating Income of $9.2 million

Dale Ploughman, the Company's Chief Executive Officer, stated: "The second quarter of 2010 was another milestone in the development of our Company. Without, in our opinion, sacrificing the strength of our balance sheet, we concluded another transformational transaction with the acquisition of a controlling interest in Maritime Capital Shipping Limited ("MCS"). We expanded our controlled fleet to a total of 20 dry bulk vessels and decreased its average age from 14.5 years to 12.8 years. In addition, we enhanced our fleet's operational versatility, as we increased our presence in all dry bulk vessel classes. Furthermore, as a result of the acquisition of MCS, our fleet now has a more balanced charter portfolio which we believe will enable us to benefit both from secured cash flows from period employment and from the market upside with some of our vessels opening for re-chartering. MCS EBITDA contribution to the Company in the second quarter of 2010 was $4.6 million. The projected MCS EBITDA contribution to the Company for the remainder of 2010 and 2011 is estimated to be $22.2 million and $32.5 million.

Our results during the second quarter of 2010 reflected the volatile market environment. Our TCE rates were 67% lower compared to the same period of last year and we incurred higher finance costs resulting from our expanded fleet, as well as from losses related to interest rate swap agreements. At the same time, we achieved fleet utilization excluding scheduled drydocking off-hire days of 99.5% for the second quarter of 2010.

The Baltic Dry Index has shown signs of life after a historic 35 consecutive day drop which was the result of a combination of new fleet deliveries and China importing less iron ore. We also believe the slowdown was seasonal as less demand for coal and iron ore is normal during the summer months. The upcoming harvest season in the northern hemisphere coupled with Russia cancelling all grain export is expected to help rates improve from current levels. Additionally, as stock piles of iron ore decrease in China, we expect demand for the commodity to increase, as the country continues its pace of robust growth.  Coal, the other major commodity in the dry bulk sector, should also see its demand grow as we enter winter months.

In the short period of just two years as an operating company we have more than tripled our controlled fleet from six to 20 vessels and quadrupled our cargo-carrying capacity. We will continue to work to build Seanergy into a leading player in the global shipping industry with what we feel are prudent, well-timed and accretive acquisitions.  As a first step, we expect to explore ways to acquire the minority shares of MCS and BET, thereby bringing the full impact of their revenue and profit generation capacity to Seanergy. We believe Seanergy is one of the most undervalued companies amongst our peers and we will continue to make every effort to increase Seanergy's shareholder value."

Christina Anagnostara, the Company's Chief Financial Officer, stated: "Our results for the second quarter 2010 correspond to a daily TCE, or time charter equivalent rate, of $17,276.

As of June 30, 2010 and following the MCS acquisition, our total assets are $727.9 million and our total debt is $421.6 million. As of June 30, 2010 our cash reserves were $81.1 million, reflecting $16.4 million in cash generated from operations. Our significant cash position enables us to meet remaining debt repayments and anticipated capital expenditures in 2010.

The Company now operates a fleet of 20 vessels with secured period employment of 93% for 2010, 59% for 2011, 27% for 2012 and 19% for 2013 providing us with significant cash flow visibility.

On June 2, 2010, we entered into an agreement with Marfin Bank and extended the waiver on our market value to loan covenant from January 1, 2011 through January 3, 2012, thereby enhancing our financial and operational flexibility."

Second Quarter 2010 Financial Results

Net Revenues for the second quarter of 2010 slightly increased to $22.6 million from $22.1 million in the same quarter in 2009.

The Company operated a fleet of 15.1 vessels on average during the second quarter of 2010, earning a TCE rate of $17,276 as compared to an average of 6 vessels and TCE rate of $52,292 during the second quarter of 2009. For continuing operations the decreased TCE results from lower market imposed time charter rates earned by our vessels whose original charters expired during the third quarter of 2009. MCS contributed $6.0 million into Seanergy's revenue for the second quarter of 2010. MCS acquisition was concluded at the end of May 2010, however it is consolidated as of May 21, 2010 as the transaction was between two entities under common control.

EBITDA was $10.2 million for the second quarter of 2010 as compared to $16.3 million in the same quarter in 2009 due to lower income received during the period, higher vessel operating expenses due to increased owned fleet and loss on interest rate swap agreements. Adjusted EBITDA which excludes losses on interest rate swap agreements was $11.7 million for the second quarter of 2010.

Operating income amounted to $4.0 million for the three months ended June 30, 2010, as compared to an Operating income of $8.6 million for the same quarter in 2009 due to higher operating expenses from the addition of vessels to our fleet.

Net Loss was $1.5 million, or $0.03 per basic and diluted share for the three months ended June 30, 2010, as compared to Net Income of $7.2 million, or $0.32 per basic and $0.30 per diluted share, for the same quarter in 2009, based on weighted average common shares outstanding of 60,200,170 basic and diluted for 2010, 22,361,227, basic, and 24,621,227 diluted, for 2009.

The decrease in Net Income is primarily the result of a 67% decrease in TCE to $17,276 per day for the three months ended June 30, 2010 compared to $52,292 per day in the prior period, as well as a $1.7 million increase in interest expense from $1.5 million to $3.2 million in the respective period and losses of $1.5 million relating to interest rate swap agreements associated with the BET and MCS debt facilities as compared to nil in the prior period.

Six Months 2010 Financial Results

Net Revenues for the first half of 2010 were $40.8 million compared $48.3 million in the same period in 2009. For continuing operations the decrease in revenues is mainly attributable to lower TCE rates earned by our vessels as a result of lower market imposed time charter rates whose original charters expired during the third quarter of 2009 as compared to the same period in 2009. Seanergy's revenues for the first half of the year incorporate MCS as of May 21, 2010.

The Company operated a fleet of 13 vessels on average during the first half of 2010, earning a TCE rate of $17,729 as compared to an average of 6 vessels and TCE rate of $51,982 during the same period of 2009.

EBITDA was $20.9 million for the first half of 2010 as compared to $37.6 million in the same period in 2009 due to lower income received during the period and loss on interest rate swap agreements. Adjusted EBITDA which excludes loss on interest rate swap agreements was $23.6 million for the first half of 2010.

Operating Income amounted to $9.2 million for the six months ended June 30, 2010, as compared to an Operating Income of $22.2 million for the same period in 2009.

Net Loss was $1.4 million, or $0.03 per basic and diluted share for the period ended June 30, 2010, as compared to Net Income of $19.3 million, or $0.86 per basic and $0.80 per diluted share, for the same period in 2009, based on weighted average common shares outstanding of 54,803,982 basic and diluted for 2010 and 22,361,227, and 24,621,227 basic and diluted for 2009 respectively.

The decrease in Net Income is primarily the result of a 66% decrease in TCE to $17,729 per day for the six months ended June 30, 2010 compared to $51,982 per day in the prior period, as well as a $2.3 million increase in interest expense from $3.1 million to $5.4 million in the respective period and losses of $2.8 million relating to interest rate swap agreements associated with the BET and MCS debt facilities as compared to nil in the prior period.

Conference Call Details:
The Company's management team will host a conference call to discuss the financial results today, Monday, August 9, 2010 at 10:00 A.M. EDT.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy."

A replay of the conference call will be available until August 16, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Slides and Audio Webcast:
There will also be a simultaneous live webcast over the Internet, through the Company's website (www.seanergymaritime.com). Participants desiring to view the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Fleet Profile as of August 9, 2010

Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Charter Rate ($)	Charter Expiry (latest)
M/V Bremen Max	Panamax	73,503	1993	15,500	Sept. 2010
M/V Hamburg Max	Panamax	72,338	1994	15,500	Sept. 2010
M/V Davakis G.	Supramax	54,051	2008	21,000	Jan. 2011
M/V Delos Ranger	Supramax	54,051	2008	20,000	Mar. 2011
M/V African Zebra (1)	Handymax	38,623	1985	7,500	Sep. 2011
M/V African Oryx (1)	Handysize	24,110	1997	7,000	Sep. 2011
M/V BET Commander	Capesize	149,507	1991	24,000	Dec. 2011
M/V BET Fighter	Capesize	173,149	1992	25,000	Sep. 2011
M/V BET Prince	Capesize	163,554	1995	25,000	Jan. 2012
M/V BET Scouter	Capesize	171,175	1995	26,000	Oct. 2011
M/V BET Intruder	Panamax	69,235	1993	15,500	Sep. 2011
M/V Fiesta	Handysize	29,519	1997	BHSI increased by 100.63% minus Opex	Nov. 2013
M/V Pacific Fantasy	Handysize	29,538	1996	BHSI increased by 100.63% minus Opex	Jan. 2014
M/V Pacific Fighter	Handysize	29,538	1998	BHSI increased by 100.63% minus Opex	Nov. 2013
M/V Clipper Freeway	Handysize	29,538	1998	BHSI increased by 100.63% minus Opex	Feb. 2014
M/V African Joy	Handysize	26,482	1996	13,250	Aug. 2010
M/V African Glory	Handysize	24,252	1998	14,500	Dec. 2010
M/V Asian Grace	Handysize	20,412	1999	13,500	Oct. 2010
M/V Clipper Glory	Handysize	29,982	2007	25,000	Aug. 2012
M/V Clipper Grace	Handysize	29,987	2007	25,000	Aug. 2012
Total		1,292,544	12.8 yrs

(1)
Represents gross floor charter rates excluding a 50% adjusted profit share distributed equally between owners and charterers calculated on the average spot Time Charter Routes quoted on the Baltic Supramax Index for a period of 22 to 25 months.

Fleet Data:

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009
Fleet Data
Average number of vessels (1)	13.0	6.0	15.1	6.0
Ownership days (2)	2,360	1,086	1,370	546
Available days (3)	2,258	916	1,273	417
Operating days (4)	2,247	909	1,266	411
Fleet utilization (5)	95.2%	83.7%	92.4%	75.3%
Fleet utilization excluding drydocking off hire days (6)	99.5%	99.2%	99.5%	98.6%
Average Daily Results
TCE rate (7)	17,729	51,982	17,276	52,292
Vessel operating expenses (8)	5,123	5,360	5,457	5,513
Management fee (9)	521	568	457	577
Total vessel operating expenses (10)	5,644	5,928	5,914	6,090

(1) Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the relevant period divided by the number of calendar days in the relevant period.

(2) Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3) Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.
During the six months ended June 30, 2010, the Company incurred 102 off hire days for vessel scheduled drydocking.
During the three months ended June 30, 2010, the Company incurred 97 off hire days for vessel scheduled drydocking.

(4) Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5) Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6) Fleet utilization excluding drydocking off hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(7) TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions.

(In thousands of US Dollars, except operating days and daily time charter equivalent rate)

	Six Months Ended June 30,		Three Months Ended June 30,
	2010	2009	2010	2009
Net revenues from vessels	40,821	48,309	22,612	22,067
Voyage expenses	984	1,057	741	575

Net operating revenues	39,837	47,252	21,871	21,492

Operating days	2,247	909	1,266	411

Daily time charter equivalent rate	17,729	51,982	17,276	52,292

(8) Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

(In thousands of US Dollars, except ownership days and daily vessel operating expenses)

	Six Months Ended June 30,		Three Months Ended June 30,
	2010	2009	2010	2009
Operating expenses	12,090	5,821	7,476	3,010
Ownership days	2,360	1,086	1,370	546

Daily vessel operating expenses	5,123	5,360	5,457	5,513

(9) Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(10) Total vessel operating expenses or TVOE is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Recent Developments:

Acquisition of 51% ownership interest in MCS

On May 28, 2010, after entering into a share purchase agreement with Maritime Capital Shipping (Holdings) Limited ("Maritime Capital"), the Company completed the final documentation for the acquisition of a 51% ownership interest in MCS for a consideration of $33.0 million. The consideration was paid to Maritime Capital from the proceeds of the Company's recent equity offering completed in February 2010 and from the Company's cash reserves. Maritime Capital has retained a 49% ownership interest in MCS. As a result of the acquisition, the size of the Company's fleet increased from 11 to 20 dry bulk vessels, consisting of four Capesize, three Panamax, two Supramax, one Handymax and 10 Handysize dry bulk carriers, with a combined cargo-carrying capacity of approximately 1,292,544 dwt and an average fleet age of 12.8 years.

Estimated Drydocking and Maintenance Schedule

The BET Scouter's scheduled drydocking, which commenced on March 26, 2010, was completed on May 17, 2010. The total cost of the BET Scouter's drydocking amounted to $1.5 million. On May 14, 2010, the BET Prince commenced its scheduled drydocking, which was completed on June 28, 2010. The cost of the BET Prince's drydocking amounted to $1.0 million.

Other Matters

On July 22, 2010 the Company announced the results of the annual meeting of its shareholders held on Wednesday, July 21, 2010 at the Company's executive offices. At the meeting the following proposals were approved and adopted: 1) the re- election of Messrs. Elias Culucundis, Dimitrios Panagiotopoulos, Dimitrios Anagnostopoulos and George Taniskidis, as Class A Directors to serve until the 2013 Annual Meeting of Shareholders, 2) the amendment of the Company's Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock, par value $0.0001 per share from 200,000,000 to 500,000,000 shares and 3) the appointment of PricewaterhouseCoopers S.A. as the Company's Independent Registered Public Accounting Firm for the Fiscal Year ending December 31, 2010. Mr. George Koutsolioutsos, Chairman and member of the Board of Directors, has resigned from his position as the Chairman and Director. Following the annual meeting of its shareholders, the Board of Directors thanked Mr. Koutsolioutsos for his contribution to Seanergy and appointed Mr. Dale Ploughman, CEO and Director, as the Chairman of the Board. Seanergy's Board now consists of nine members.

On June 2, 2010, the Company executed an addendum no. 3 to the Company's loan agreement with Marfin Bank and extended the waiver on the Company's market value to loan covenant from January 1, 2011 through January 3, 2012. In connection with the addendum and extension of the waiver, Marfin made certain changes to the loan agreement including increasing the interest payable during the waiver period from LIBOR plus 3.00% to LIBOR plus 3.50% in respect of the term loan and from LIBOR plus 3.50% to LIBOR plus 4.00% in respect of the revolving facility and accelerating the due dates of certain of the Company's principal installments.

On May 20, 2010, the voting agreement expired between certain of the Company's shareholders who are affiliated with members of the Restis family and Seanergy Maritime's founding shareholders, (Mr. Georgios Koutsolioutsos, the former Chairman of the Company's Board of Directors, and Mr. Alexios Komninos and Mr. Ioannis Tsigkounakis, two of the Company's former Directors). On May 20, 2010, Mr. Komninos resigned from his position as a member of the Company's Board of Directors following the expiration of the voting agreement and due to other professional engagements he has undertaken.

Seanergy Maritime Holdings Corp. Reconciliation of Net Income to Adjusted EBITDA (All amounts expressed in thousands of U.S. Dollars)

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009
Net income / (loss) attributable to Seanergy Maritime Holdings	(1,409)	19,283	(1,519)	7,167
Plus: Net income attributable to the noncontrolling interest	2,740	0	951	0
Plus: Interest and finance costs, net (including interest income)	5,131	2,875	3,009	1,411
Plus: Income taxes	31	-	31	-
Plus: Depreciation and amortization	14,384	15,439	7,719	7,767
EBITDA	20,877	37,597	10,191	16,345
Plus: Loss on interest rate swaps	2,761	-	1,468	-
Adjusted EBITDA	23,638	37,597	11,659	16,345

Seanergy Maritime Holdings Corp. Reconciliation of Net Cash Provided by Operating Activities to Adjusted EBITDA (All amounts expressed in thousands of U.S. Dollars)

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009
Net cash flow provided by operating activities	16,389	34,500	9,039	14,284
Changes in operating assets and liabilities	468	(1,635)	(1,464)	(1,408)
Fair value of contracts	160	-	80	-
Change in fair value of financial instruments	(1,968)	-	(1,308)	-
Payments for dry-docking	920	2,245	920	2,231
Amortization and write-off of deferred charges	(254)	(388)	(116)	(173)
Interest and finance costs, net (includes interest income)	5,131	2,875	3,009	1,411
Income taxes	31	-	31	-
EBITDA	20,877	37,597	10,191	16,345
Plus: Loss on interest rate swaps	2,761	-	1,468	-
Adjusted EBITDA	23,638	37,597	11,659	16,345

EBITDA consists of earnings before interest and finance cost, taxes, depreciation and amortization. Adjusted EBITDA consists of earnings per share before interest and finance cost, taxes, depreciation and amortization and gain or losses on interest rate swaps. EBITDA and adjusted EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States of America, and does not represent cash flow from operations.  EBITDA and adjusted EBITDA are presented solely as supplemental disclosures because management believes that they are common measures of operating performance in the shipping industry.

Seanergy Maritime Holdings Corp.
Condensed Consolidated Balance Sheets
June 30, 2010 (unaudited) and December 31, 2009
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	June 30, 2010 (unaudited)	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	70,898	63,607
Restricted cash	10,196	-
Accounts receivable trade, net	875	495
Due from related parties	2,045	265
Inventories	1,429	1,126
Prepaid insurance expenses	558	623
Prepaid expenses and other current assets – related parties	66	58
Insurance claims	467	1,260
Other current assets	714	39
Total current assets	87,248	67,473
Fixed assets:
Vessels, net	613,776	444,820
Office equipment, net	39	20
Total fixed assets	613,815	444,840
Other assets
Goodwill	17,275	17,275
Deferred charges	9,343	8,684
Other non-current assets	180	180
TOTAL ASSETS	727,861	538,452

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	48,585	33,206
Trade accounts and other payables	3,290	990
Due to underwriters	-	19
Accrued expenses	3,879	1,719
Accrued interest	924	1,508
Financial instruments	6,288	3,556
Deferred revenue – related party	886	894
Deferred revenue	1,961	246
Total current liabilities	65,813	42,138
Long-term debt, net of current portion	372,997	267,360
Financial instruments, net of current portion	4,271	1,550
Below market acquired time charters	425	585
Total liabilities	443,506	311,633

Commitments and contingencies	-	-

EQUITY
Seanergy shareholder's equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued	-	-
Common stock, $0.0001 par value; 200,000,000 authorized shares as at June 30, 2010 and December 31, 2009, respectively; 60,200,170 and 33,255,170 shares, issued and outstanding as at June 30, 2010 and December 31, 2009, respectively	6	3
Additional paid-in capital	239,701	213,232
Accumulated deficit	(6,155)	(4,746)
Total Seanergy shareholders' equity	233,552	208,489
Noncontrolling interest	50,803	18,330
Total equity	284,355	226,819
TOTAL LIABILITIES AND EQUITY	727,861	538,452

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Income
For the three and six months ended June 30, 2010 and 2009
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Revenues:
Vessel revenue - related party	10,950	22,633	24,068	49,548
Vessel revenue	12,414	-	18,138	-
Commissions – related party	(372)	(566)	(826)	(1,239)
Commissions	(380)	-	(559)	-
Vessel revenue, net	22,612	22,067	40,821	48,309
Expenses:
Direct voyage expenses	(530)	(292)	(535)	(438)
Vessel operating expenses	(7,476)	(3,010)	(12,090)	(5,821)
Voyage expenses - related party	(211)	(283)	(449)	(619)
Management fees	(58)	-	(58)	-
Management fees - related party	(568)	(315)	(1,171)	(617)
General and administration expenses	(1,886)	(1,617)	(2,622)	(2,807)
General and administration expenses - related party	(166)	(150)	(348)	(355)
Amortization of deferred dry-docking costs	(769)	(9)	(1,467)	(9)
Depreciation	(6,950)	(7,758)	(12,917)	(15,430)
Operating income	3,998	8,633	9,164	22,213
Other income (expense), net:
Interest and finance costs	(3,156)	(1,354)	(5,412)	(2,819)
Interest and finance costs – shareholders	-	(172)	-	(312)
Interest income	147	116	281	256
Loss on financial instruments	(1,468)	-	(2,761)	-
Foreign currency exchange (loss)/gain, net	(58)	(56)	90	(55)
	(4,535)	(1,466)	(7,802)	(2,930)
Net (loss)/income before taxes	(537)	7,167	1,362	19,283
Income taxes	(31)	-	(31)	-
Net (loss)/income	(568)	7,167	1,331	19,283
Less: Net income attributable to the noncontrolling interest	(951)	-	(2,740)	-
Net (loss)/income attributable to Seanergy Maritime Holdings Corp. Shareholders	(1,519)	7,167	(1,409)	19,283
Net (loss)/income per common share
Basic	(0.03)	0.32	(0.03)	0.86
Diluted	(0.03)	0.30	(0.03)	0.80
Weighted average common shares outstanding
Basic	60,200,170	22,361,227	54,803,982	22,361,227
Diluted	60,200,170	24,621,227	54,803,982	24,621,227

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Equity
For the six months ended June 30, 2010 and 2009
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Common stock		Additional	Retained earnings/	Total Seanergy
	# of Shares	Par Value	paid-in capital	(Accumulated deficit)	shareholders' equity	Noncontrolling interest	Total equity

Balance, December 31, 2008	22,361,227	2	166,361	(34,798)	131,565	-	131,565
Net income for the six months ended June 30, 2009	-	-	-	19,283	19,283	-	19,283
Balance, June 30, 2009	22,361,227	2	166,361	(15,515)	150,848	-	150,848

	Common stock		Additional		Total Seanergy
	# of Shares	Par Value	paid-in capital	(Accumulated deficit)	shareholders' equity	Noncontrolling interest	Total equity

Balance, December 31, 2009	33,255,170	3	213,232	(4,746)	208,489	18,330	226,819
Issuance of common stock	26,945,000	3	28,523	-	28,526	-	28,526
Consolidation of subsidiary acquired	-	-	(2,054)	-	(2,054)	29,733	27,679
Net (loss)/income for the six months ended June 30, 2010	-	-	-	(1,409)	(1,409)	2,740	1,331
Balance, June 30, 2010	60,200,170	6	239,701	(6,155)	233,552	50,803	284,355

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Cash Flows
For the six months ended June 30, 2010 and 2009
 (In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Six months ended June 30,
	2010	2009
Cash flows from operating activities:
Net income	1,331	19,283
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,917	15,430
Amortization of deferred finance charges	254	388
Amortization of deferred dry-docking costs	1,467	9
Payments for dry-docking	(920)	(2,245)
Change in fair value of financial instruments	1,968	-
Amortization of acquired time charters	(160)	-
Changes in operating assets and liabilities:
(Increase) decrease in -
Due from related parties	(1,779)	795
Inventories	(40)	176
Accounts receivable trade, net	(370)	(27)
Insurance claims	793	-
Other current assets	(103)	-
Prepaid insurance expenses	248	389
Prepaid expenses and other current assets – related parties	(8)	(20)
Trade accounts and other payables	167	(209)
Due to underwriters	(19)	(286)
Accrued expenses	915	1,323
Accrued charges on convertible note due to shareholders	-	411
Premium amortization on convertible note due to shareholders	-	(181)
Accrued interest	(1,087)	(54)
Deferred revenue – related party	(8)	(682)
Deferred revenue	823	-
Net cash provided by operating activities	16,389	34,500
Cash flows from investing activities:
Additions to vessels	-	(6)
Additions to office furniture and equipment	(31)	(15)
Acquisition of subsidiary, including cash acquired	17,913	-
Net cash used in investing activities	17,882	(21)
Cash flows from financing activities:
Deemed distribution upon subsidiary acquisition	(2,054)
Net proceeds from issuance of common stock	28,526	-
Repayment of long term debt	(45,907)	(15,000)
Deferred finance charges	(801)	-
Increase in restricted cash	(6,744)	-
Net cash (used in) financing activities	(26,980)	(15,000)
Net increase in cash and cash equivalents	7,291	19,479
Cash and cash equivalents at beginning of period	63,607	27,543
Cash and cash equivalents at end of period	70,898	47,022
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	4,719	2,501

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's initial fleet comprised two Panamax, two Supramax, one Handymax and one Handysize dry bulk carriers that Seanergy purchased and took delivery of in the third and fourth quarters of 2008 from companies associated with members of the Restis family.  In August 2009, the Company acquired a controlling interest in Bulk Energy Transport (Holdings) Limited, which owns four Capesize and one Panamax dry bulk carriers. In May 2010, the Company acquired a controlling interest in Maritime Capital Shipping Limited, which owns nine Handysize dry bulk carriers.

The Company's current controlled fleet includes 20 drybulk carriers (four Capesize, three Panamax, two Supramax and one Handymax and 10 Handysize vessels) with a total carrying capacity of approximately 1,292,544 dwt and an average fleet age of 12.8 years.

The Company's common stock and warrants trade on the NASDAQ Global Market under the symbols "SHIP" and "SHIP.W", respectively.

Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.
Dale Ploughman - Chief Executive Officer
Christina Anagnostara - Chief Financial Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

/s/ Dale Ploughman
	By:	Dale Ploughman
Chief Executive Officer

Dated: August 10, 2010

SK 26979 0001 1122759